THE ADVISORS' INNER CIRCLE FUND II

               AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

Amendment, dated as of September 1, 2010, to the Transfer Agency and Service Agreement (the "Agreement"), dated as of May 31, 2000 and amended May 31, 2002, by and between The Advisors' Inner Circle Fund II (formerly, The Arbor Fund), a Massachusetts business trust (the "Trust") and Hancock Bank, a state chartered bank.

WHEREAS:
1. The parties have agreed to amend the Agreement on the terms and subject to the conditions provided herein; and

2. The parties have agreed to revise the Service Responsibility Schedule to the Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereto agree as follows:

1. ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE BANK. The following is added to Article 3 of the Agreement:

          3.6 The Bank represents and warrants that it has adopted and implemented procedures to safeguard customer information and records that are reasonably designed to: (i) ensure the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of customer records and information; (iii) protect against unauthorized access to or use of customer records or information that could result in substantial harm or inconvenience to any customer; (iv) protect against unauthorized disclosure of non-public information to unaffiliated third parties; (v) provide back-up copies of customer information and records and recovery or continuation of technology infrastructure in the event of a natural or human-induced disaster; and (vi) otherwise ensure that you are in compliance with all applicable privacy laws, rules and regulations, including but not limited to, the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder.

          3.7 The Bank represents and warrants that it has adopted and implemented an Identity Theft Prevention Program (the "Program") designed to detect, prevent and mitigate identity theft in connection with the opening of or any existing covered account. The Program includes: (i) polices and procedures designed to identify red flags and incorporate them into the Program; (ii) controls and procedures designed to detect and respond to red flags; and (iii) a requirement to periodically update the Program as deemed appropriate due to relevant changes in the law, methods of identity theft and/or changes to the Bank's business. The Bank provides continued administration of the Program including: (i) approval of the written Program from the Board; (ii) oversight of the Program by the Privacy Officer; and (iii) ongoing employee training with respect to identity theft and the Program requirements.

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2.     SERVICE  RESPONSIBILITY SCHEDULE.  The Service Responsibility Schedule to
the Agreement is deleted and replaced in its entirety with the attached revised Service Responsibility Schedule.

3. RATIFICATION OF AGREEMENT. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement and its amendments shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.


THE ADVISORS' INNER CIRCLE FUND II     HANCOCK BANK



BY:  /s/ Joseph M. Gallo                         BY:  /s/ Wayne J. Wortmann, Jr.
     -------------------------                        --------------------------
NAME: Joseph M. Gallo                            NAME: Wayne J. Wortmann, Jr.

TITLE: Vice President and Secretary              TITLE: VP